Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Coca-Cola Enterprises, Inc.

Subject Company: Coca-Cola Enterprises, Inc.

Commission File Number: 001-34874

Date: February 19, 2016

Coca-Cola Enterprises, Inc.	CCE	Consumer Analysts Group of New York Investor Conference	Feb. 18, 2016
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PARTICIPANTS

Corporate Participants

John Franklin Brock – Chairman & Chief Executive Officer, Coca-Cola Enterprises, Inc.

Damian Paul Gammell – Chief Operating Officer, Coca-Cola Enterprises, Inc.

Manik H. Jhangiani – Chief Financial Officer & Senior Vice President, Coca-Cola Enterprises, Inc.

Thor Erickson – Vice President-Investor Relations, Coca-Cola Enterprises, Inc.

MANAGEMENT DISCUSSION SECTION

Unverified Participant

Okay. If we can make our way in. Our next presenter is Coca-Cola Enterprises. You know capital allocation is an important differentiator when comparing value creation across this industry. CE has excelled on this front by balancing the needs of the business and the needs of its shareholders. This point is underscored by the pending merger to create CCEP.

I want to thank Chairman and CEO, John Brock; COO, Damian Gammell; CFO, Nik Jhangiani; and VP of Investor Relations, Thor Erickson for spending time with us today. John, I’ll turn it to you.

John Franklin Brock, Chairman & Chief Executive Officer

Okay. Thank you very much and good afternoon. Everyone, it’s really a pleasure to be here with you today. Joining me, as you just heard, are Damian, Nik and Thor, and we’re really pleased to be here.

Before we begin, I’d like to remind you that today’s presentation, as always, will contain certain forward-looking comments. These should be considered in conjunction with the cautionary language in both CCE’s and the Coca-Cola Company’s recent filings with the SEC, including those with respect to the proposed transaction. A copy of all this info is available both on CCE and the Coca-Cola Company’s website.

It’s also important to clarify that all the statements and references that are made during this presentation to CCEP and the proposed transaction are made with the full recognition that the transaction is subject to regulatory approvals as well as other conditions of closing. Until closing of the transaction each party continues, importantly, to operate the businesses very separately and independently, and the parties will not take any steps to implement the transaction until all necessary rights have been obtained.

So in that regard, I would ask you to please take a look at more cautionary language about our presentation today. And setting the record probably for cautionary language slides, we have one more for you to look at.

So now that we’ve done that, our presentation today will highlight this transaction that will create Coca-Cola European Partners, or CCEP, as we work to merge CCE with the German and the Iberian bottlers. Damian is going to provide a review of operations and then Nik’s going to give you some information on financials. We’ll close then – I’ll close, with a brief discussion of our commitment to corporate responsibility as well as some final takeaways.

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Coca-Cola Enterprises, Inc.	CCE	Consumer Analysts Group of New York Investor Conference	Feb. 18, 2016
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As you probably know, CCE currently is the leading Western European Coca-Cola Bottler, and one of the Coca-Cola Company’s most important and largest strategic global bottlers. At the core of our business has been, for almost 10 years, an operating framework which has a very clear vision, priorities and specific financial objectives.

Our vision is to be the best beverage sales and service company. Our whole path is built on three strategic priorities: first, to lead category value growth; second, to excel at serving and servicing our customers with world-class capabilities; and then thirdly, to drive an inclusive and passionate culture among all our people. Since, again, 2007, these priorities have guided every aspect of our work at CCE as well as our success in delivering share owner value, which has increased in value over time significantly.

These priorities have helped CCE face a challenging consumer environment, which in fact continues to limit top line growth. With the fast-moving consumer goods market, or what’s called FMCG, CCE competes in what we call the non-alcoholic ready-to-drink or NARTD category of the overall beverage sector. And while both the FMCG and the NARTD have been impacted by recent as well as ongoing consumer weakness, the FMCG category has faced more pressure than NARTDs.

NARTDs are a large and growing category, and it’s important, it’s very important, to our customers. And it’s outpaced over the last several years FMCG category by around 1%. Importantly, as you well know, we have brands that consumers prefer, and importantly again are the share leader in every one of our territories; and this positions us very well in this attractive category.

Going forward, we believe that CCEP positions us even better than we’ve been in the past as we navigate through this challenging environment and continue our aim to drive shareowner value.

This chart demonstrates the commitment that we’ve had over the last several years to generating value for our shareowners, as well as the success we’ve had in doing so. Over the past three years, we’ve returned significant cash to shareowners through consistent share repurchases, as well as dividend growth. In 2015, our ability to manage the levers of our business with a focus on cash and driving shareowner value enabled us to achieve comparable and currency neutral operating income growth of 1.5%, even though at the same time sales declined 0.5%.

We also continued to generate strong cash flow – strong free cash flow which totaled about $630 million U.S. And we delivered at the high end of our comparable and currency neutral EPS guidance set over a year earlier with some 8.5% growth in EPS. As we move forward with the creation of CCEP, we will also carry forward this same firm commitment to drive shareowner value in everything we do.

Now let’s take a brief look at the creation of CCEP which combines, as I said earlier, the operations of CCE as well as the Iberian and the German Coca-Cola bottlers. CCEP will have the scale, financial flexibility and operational focus to compete more effectively and efficiently, and to better serve customers and consumers throughout Western Europe. Upon the prospective transaction close, CCE shareowners will own 48%, CCIP shareowners will own 34% and the Coca-Cola Company will own 18% on a fully diluted basis.

CCE will be headquartered and it will be incorporated in the United Kingdom. We are pursuing listings on the Euronext Amsterdam, the NYSE, Euronext London and Spanish stock exchanges. We believe, in fact we’re convinced, that this transaction will generate meaningful value for CCE shareowners, for each of our new partners and ultimately create important benefits in terms of delivering growth and best practice capabilities. In fact, we already see several areas where CCEP will create key benefits and drive even better alignment within the Coca-Cola system.

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Coca-Cola Enterprises, Inc.	CCE	Consumer Analysts Group of New York Investor Conference	Feb. 18, 2016
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For example, we see advantages coming from a new level, a really strong new level of partnership with the Coca-Cola Company, creating closer collaboration and alignment. We also see benefits from the integration of best practices from each of these three entities, which will drive improved effectiveness and efficiency across the entire CCEP operation. And we anticipate new ways of operating as a system. This will create new synergies, improve alignment and further strengthen our partnership with the Coca-Cola Company.

Securing a timely close and a successful launch of the merger really remains vital to us. Coordination is essential across every element of a business, across in fact, all three businesses to ensure that we deliver 2016 operating goals and collectively build a platform for future growth. In fact, the vast majority of all of our employees across all three businesses are focused on one thing, and that’s delivering 2016 business plans.

Our integration steering committee, which is comprised of Sol Daurella, who is the chair of CCIP; James Quincey, Chief Operating Officer; and Irial Finan, President of the Bottling Investment Group, both of course, for The Coca-Cola Company; and me. We’re all collectively the stewarding the closing, the integration, and the operating and the planning efforts behind the formation of CCEP. We have a series of cross-entity and cross-functional teams, and they’re working hard to ensure that CCEP is ready, totally ready to go on day one. We’re building a robust plan to realize synergies and to reignite growth. This will create a solid platform that will enable CCEP to focus on driving both growth and value creation for share owners.

Since we announced this agreement on August 6, we’re excited to say that we’ve made progress across a number of areas. We have secured European Union Commission approval. We filed a preliminary proxy statement, as well as a Form F-4 prospectus, with the Securities and Exchange Commission here in the United States. The key items that remain include approval of our EU prospectus, as well as ultimately, a vote of CCE share owners on the transaction. Importantly, everything we see says that we remain on track for a close by the end of the second quarter of this year.

Now to discuss our operating plans for CCE and CCEP, it’s my pleasure to turn the floor to Damian Gammell, who will be presenting today on CCE’s behalf for the first time. Damian joined our team last fall as Chief Operating Officer at CCE. He’s held a variety of leadership positions in the Coca-Cola system spanning some 24 years, most recently as CEO of Efes Anadolu. We’re really fortunate to have him with us. I’ve known him a number of years. And all of us at CCE are really proud and pleased to be able to welcome his leadership, his experience and his dedication. Damian?

Damian Paul Gammell, Chief Operating Officer

Thank you, John, and good afternoon. It’s great to be here and it’s great to be here with CCE and also to catch up with some old friends and colleagues on this side of the Atlantic.

As John said, today I’ve got three areas that I’d like to cover with you. One is to share my initial views on CCE. Secondly, our growth plans for 2016 and the opportunity we see going forward. And then finally a little bit of color around how we see the formation of CCEP, our operating framework and the critical area of how we’re going to work even close with the Coca-Cola Company going forward.

So as I’ve moved into my role, I’ve been really impressed with a number of areas from the CCE business. It’s a business obviously I’ve been very close to, having been in the Coke system for 24 years, but as I’ve moved into the business, clearly we’ve got fantastic brands. We’ve got world-class capabilities across many parts of our organization, a lot of passion, and most importantly as we think about CCEP, a lot of room for growth. And I’ll come back to that growth agenda as I go through the presentation.

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Coca-Cola Enterprises, Inc.	CCE	Consumer Analysts Group of New York Investor Conference	Feb. 18, 2016
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As John mentioned, our priority is clearly to deliver our 2016 revenue and profit goals. The environment is challenging, but we do see growth across a number of categories, a number of brands, a number of customers and a number of channels. And I’ll share with you just some highlights from that growth agenda for 2016.

Clearly one of our biggest bets is around Coca-Cola Zero. It’s been a very, very successful brand for us. But even within CCE we see opportunities as we look at our markets when we see GB, for example here France and Belgium, we have significant opportunity and headroom for growth around Coke Zero. That’s going to be on the back of leveraged investment in our media, driving recruitment and sampling, a well-proven formula for growth, and focusing on immediate consumption and packaging innovation to ensure that we continue to drive profitability and margin.

A second area that’s grown extremely well for CCE has been our whole energy proposition. As you can see in this slide, we’ve now got a very full and complete Energy portfolio that will build on significant growth over the last number of years with an 18% CAGR. Again, our Energy portfolio will be led by innovative marketing, innovation in terms of product and packaging and will lead to significant revenue growth opportunities.

We also see ongoing opportunity, given the demographics in Europe, for our adult sparkling proposition. Here’s just two examples. FINLEY, great tasting product. Appletiser, a great product that we bring in from South Africa. And we’re also innovating Coke Zero, as I mentioned earlier, with a Cherry proposition going forward. So new immediate consumption packages, expansion of our FINLEY portfolio and starting to build and expand our Appletiser proposition in Belgium.

We’re also very focused on stills. And as I’ll show later, this is a significant revenue and profit growth opportunity for CCE and for CCEP going forward. We have been expanding our Capri-Sun variant Fruit Crush in Belgium. We’ve been rolling out a lot around our fruity water proposition and we have had great success with the launch of smartwater in G.B.

But clearly as we expand our portfolio and our packaging innovation, we have to continue to support that with the appropriate space, merchandising and visibility in outlet. So we will continue to invest in cold drink equipment going forward, particularly around, obviously, trademark Coke, but also around our Energy portfolio, and we’ll also introduce even more innovative and higher quality cold drink equipment as we look at segmenting our business across channels.

2016 is a great year for CCE as we have got the European football championships in France. We’ve got five of our countries qualified from CCE, and we’ve got nine teams qualified from the expanded CCEP. This is a unique opportunity not just to connect with consumers, but clearly, to connect with our customers in France and outside of France and to drive innovation across our brands through promotions, innovation on packaging, media, and we’ve a significant digital campaign behind the Euros.

We’re also very pleased at CCE to be a big part of the Taste the Feeling campaign from The Coca-Cola Company. We believe that building on what we achieved last year, which was a much more integrated marketing approach across all our brands, Taste the Feeling can build on this work, and we’ll continue to promote the Coca-Cola trademark and brands, clearly calling out the benefits of each of our products. So an exciting 2016, and even with some of the headwinds, we believe a year where we see growth opportunities, growing profitably, delivering shareholder value, as John talked about, and also building a platform as we look forward to CCEP.

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Coca-Cola Enterprises, Inc.	CCE	Consumer Analysts Group of New York Investor Conference	Feb. 18, 2016
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So just moving on to talk a little bit about CCEP. It’s a fantastic opportunity: 300 million consumers across 13 countries coming from a position of strength with value and volume share leadership in the large and growing NARTD categories in this country – in these countries and with still a lot of opportunity to grow – for growth.

You can just see the size of the profit opportunity and revenue opportunity that I mentioned. The total NARTD category is estimated at $125 billion in the CCEP territories. Some of that is in measured channels, which is obviously clearly tracked; a lot of that is in out-of-home, on-premise and on-the-go, where we clearly have got capabilities and strength. So we clearly see that CCEP is a great opportunity to grow our share within a very valuable NARTD category. 71% of that market is open for us and that’s what we’re committed to tackling as we move forward.

To do that we have also – we’re working on a more aligned and continued alignment with the Coca-Cola Company. We’ve broken that down into two quite simple and focused areas, consumer franchise growth, which will obviously lead to our brand plans, our marketing plans with the Coca-Cola Company, and customer franchise growth, which as a bottler we feel we are best positioned to achieve across our European markets. Both of those working together lead to long-term shareholder value creation for CCEP, connecting with more consumers and more customers more often.

From a CCEP perspective, we’ve also spent a lot of time working on what are the actionable opportunities for growth within that $125 billion market. On the revenue side, clearly we’ve already achieved a lot of revenue growth management success at CCE, also in Germany and Spain. We’ll learn from that. We have a big opportunity in sales growth where our share is below our sparkling share and we also have got per capita consumption growth as consumer trends continue to change and evolve in Europe and we can tap into that with the Coca-Cola Company.

On the other side of the equation, we’ve got a lot of opportunity around expense and cost. Controlling our COGS, optimizing our network in Europe with the formation of new – of one new bottler and clearly reducing our overhead and operating expenses as we look for synergies and cost saving opportunities as we create what will be, as John said, in revenue, the world’s largest bottler.

As we’ve looked at the growth opportunities, we’ve also spent some time to think about, well how should we work and what’s our operating framework to ensure that we’re not just successful, but that it’s sustainable over the longer term. And here I’ll just share with you some of the areas that we’ve called out as we’ve worked with our management team. We obviously want to make sure that we continue to offer products our consumers love. We want to make sure that our growth is a growth that’s delivered together with our customers, built on a very highly engaged workforce with our colleagues, being a respected, innovative competitor as we continue to look for share growth in these markets, and clearly being a partner of choice for the Coca-Cola Company in what is an extremely valuable market for both them and us going forward. So a very clear operating framework built on the growth agenda.

This also allows us to evolve our partnership framework with the Coca-Cola Company, and I’ll talk about one specific example of that in a moment. But we are working on developing new and more efficient ways of working together: low cost, fast and scalable, allows us to focus on execution in the market, enables us to get leverage across our supply chain and clearly allows us, where it makes sense, to invest in our business for long-term growth, both in terms of value and profit.

One tangible example of the alignment that we’ve achieved with the Coca-Cola Company as we move forward is moving on to a real-time incidence model. This is a model where clearly the Coca-Cola Company’s revenues are directly linked to our net sales revenue achievement and market,

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Coca-Cola Enterprises, Inc.	CCE	Consumer Analysts Group of New York Investor Conference	Feb. 18, 2016
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has many, many benefits. It aligns the profit interests in the system. It aligns it better in timing, so it’s a real-time versus a lag. And it clearly aligns decision making, which allows for better, faster and more efficient decision making across the system.

We are very focused on the go-live date. We’re very focused on making sure on day one this company is set up for success. To enable that, we’re going to make sure we’re customer-centric and we maintain our support for the front line operation as we move forward with CCEP. Our goal is to continue to empower our front line operations in countries and place the accountability squarely in the market, look to centralize activity where it makes sense so we can become more efficient, and clearly provide the growth opportunities for our people to build great and enriching careers within CCEP.

We will also continue to learn from each other, from the Iberian operations, from Germany and from CCE. We have a fantastic opportunity to leverage and share best practice, whether that’s in the area of customer management, supply chain which has been an area of strength for CCE for many years, and across the support functions and also with the Coca-Cola Company, so a very exciting time in Europe.

So before I hand over to Nik to go through the financials, just to sum up how we think about CCEP: fantastic opportunity for growth; a great platform to give us scale for long-term profit and shareholder value growth; it does enable improved system alignment as we bring those markets together in Europe; and clearly for our shareholders it creates a lot of incremental opportunities which we’re very focused on capturing.

So with that, I’d now like to hand over to Nik who will take us through a financial overview. Thank you.

Manik H. Jhangiani, Chief Financial Officer & Senior Vice President

All right. Thanks, Damian, and great to be here to talk a little bit about CCE with you all and also share some insights and highlights into CCEP as we work towards the formation of that towards the end of the second quarter. So let me start with the financial approach that we have been deploying very successfully at CCE for the last several years.

So first it’s about ensuring that we are driving cash from operations and delivering consistent long-term profitable growth. It’s about improving our free cash flow outlook, and our cash flow conversion, which has been a key focus for us, as well as continuing to prudently and optimizing our investments in capital.

Second, we also want to optimize our capital structure by operating within our target range that we’ve communicated externally, which in turn will boost our financial flexibility. And I’ll share more on that in a moment as we think about CCEP as well. And then finally, we’re always looking for high return investment opportunities, but again at the same time, maintaining our focus of balancing that with cash returns to share owners as well. So these priorities have been in place for CCE but I believe that this is what’s going to continue as we look at the formation of CCEP as well.

So if we look at CCE, our focus on our financial approach was to operate with a strong balance sheet that continued to give us that financial flexibility that’s been key and important, particularly as we wanted to go into this transaction for instance. If we look at CCEP, our approach to our capital structure I believe will be similar again to what we have at CCE and will be focused on ensuring that we capture the value of our balance sheet, along with obviously a strong focus on being able to generate significant cash from our operations.

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Coca-Cola Enterprises, Inc.	CCE	Consumer Analysts Group of New York Investor Conference	Feb. 18, 2016
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To achieve that goal at CCEP, we are committed to an investment grade capital structure. Our 2015 pro forma net debt to EBITDA ratio would be approximately three-and-a-half times after taking into account the $3.3 billion that we would be raising for the cash payment of $14.50 to CCE share owners. Now we do expect to be able to delever fairly quickly to about two-and-a-half times by the end of 2017. But importantly, we intend to operate within a two-and-a-half to three times net debt to EBITDA ratio going forward.

I think we’ve had a very successful and a solid track record of meaningful returns to our share owners. CCE has returned more than $9 billion in cash over the last five-plus years, and John alluded to that this is pretty much since the formation of new CCE and we’ve had nine consecutive years of dividend increases; in fact another 7% increase for 2016. CCEP will also target an attractive return to its share owners. We talked about an expected dividend payout of 30% to 40% of net income over time. But also there’s the potential for resuming the return of excess cash to share owners once we reach our optimal leverage range. At CCEP, we plan to maintain an approach to capital returns that is similar to CCE, one that will provide an important balance between balance sheet flexibility and continued focus on share owner value creation.

Now if you look at CCEP’s income statement, and I’m just providing some financial data here which is quite preliminary, but I’m showing it both in dollars and euros. So I think it’s important to understand that while CCE has been presenting under U.S. GAAP and that’s the information you’ve seen in the F-4 proxy in U.S. dollars, going forward we will be reporting under IFRS and in euros. You will have more information on the full year 2015 performance in terms of pro forma P&Ls as well, and we expect to be filing the next round of the F-4 some time towards the end of March. But I think the important piece to highlight here is that even though the environment’s been challenging and we’ve talked about some of the issues and challenges we’ve had at CCE, net sales growth for both CCE AG and CCIP were 2% and 3% respectively for 2015.

So if you look ahead to the creation of CCEP, we have three key objectives that are essential to our success. First, each company today is working independently until we close to deliver on the 2016 plans, and that’s key and imperative. Second, we’re collectively working to meet all the listing and regulatory requirements. This is essential as we work to make certain that we have CCEP close successfully on schedule and is ready for day one. Both Damian and John talked about that.

And last, we must successfully launch this new company. This requires the timely integration of the three bottlers into a new company that develops new ways to run the business, capture synergies that we’ve talked about and ultimately improves the growth outlook. And we look forward to sharing more on that as we continue to make progress towards the closing of CCEP. Perhaps the most important aspect of this transaction is in the ability to create a platform for renewed growth. And Damian talked about his excitement about that opportunity if you look at that 300-plus million consumer base that we’ll have across our territories. I think importantly the Coca-Cola Company and CCEP have a shared vision to drive top line growth in Western Europe.

We expect operating income to benefit through realizing the identified synergies with an annual pre-tax run rate savings of approximately $350 million to $375 million within three years of closing. We also will have a continued focus on robust cash flow generation. And while the synergies will drive near-term growth, long-term we must focus on improving our core growth outlook and in turn, consistent long-term earnings.

So in closing this financial discussion, let me summarize with a few key thoughts. First, while we remain realistic about the challenges that we face in the overall environment, we also continue to feel positive about the NARTD category and the headroom for growth. Second, we have a solid history of and a commitment to managing each of the leaders of our business to deliver value. I think this is even more important in today’s environment, and it will be something that we continue to challenge ourselves on as we form CCEP as well. Third, we’re looking for new and significant

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Coca-Cola Enterprises, Inc.	CCE	Consumer Analysts Group of New York Investor Conference	Feb. 18, 2016
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opportunities in terms of that platform for growth that we see as truly being a unique opportunity in Western Europe for renewed growth at the top line. And then last, we remain focused on generating cash, creating consistent long-term profitable growth, and again, intend to continue this commitment of share owner value creation into CCEP.

With that, I’ll turn the floor back over to John for some final comments. John?

John Franklin Brock, Chairman & Chief Executive Officer

Thank you, Nik. As we work to build our company for the benefit of all of our stakeholders and maintain our commitment to delivering consistent long-term profitable growth, it is really important to us that we do this both sustainably and responsibly. This was, as you all know, a cornerstone of our work at CCE and it’s going to continue to be a central focus of our work at CCEP. We will build on the set of sustainability commitments that we launched last summer. These are commitments which embrace both environmental, as well as social issues with a stronger focus than ever before on promoting well-being of our consumers.

Now in addition to environmental commitments, such as reducing our overall carbon footprint by 50%, we’ve also committed, and we think this is really important, to reducing the calories per unit across our entire portfolio by 10% by the year 2020. Each of these new commitments have been very heavily shaped by the feedback and comments that we’ve gotten from stakeholders. And I will say, as we move forward with the formation of CCEP, sustainability will remain very importantly a critical pillar of our overall CCEP business strategy.

At the very heart of our work are our people. Our people are central to our success and they work diligently every day to build our business, as well as to deliver growth. It’s vital, it’s absolutely vital that we continue to invest in our people, providing them with the tools and the training that they need to build their capabilities, as well as to meet business challenges, as well as to deal with evolving customer and consumer needs. This investment assures, absolutely ensures that we maintain an experienced, capable, agile and really proven management team that has deep bench strength really at every level in the company. We believe our people, as well as the training, the diversity and their engagement creates absolutely a competitive advantage for us.

Importantly, one of our three strategic priorities and pillars at CCE has long been to drive an inclusive and a passionate culture, and again this focus I think you can assume will continue at CCEP.

And wrapping up, let’s just briefly take a look at the challenges, as well as the opportunities. We expect, for example, that FMCG companies in Western Europe will continue to face a soft consumer environment. That there is, unfortunately, the potential out there for increased taxes and that consumers are much more focused than in the past, today they are, on health and wellbeing issues.

Having said that, there are big opportunities. NARTD growth continues to outpace the FMCG category, as I said at the outset. We have a portfolio of brands that’s absolutely outstanding and in fact that consumers prefer. We have the capability of these brands to meet the demands of growth, as well as we have with the Coca-Cola Company, state of the art and leading marketing assets. And we have skilled, dedicated employees at CCEP who are passionate about winning. And they’re also really passionate about the career opportunities that are going to be presented by putting these three companies together to form CCEP.

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Coca-Cola Enterprises, Inc.	CCE	Consumer Analysts Group of New York Investor Conference	Feb. 18, 2016
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So yes, there are challenges and we’re realistic about the current environment, but at the same time, we are optimistic about the future and we are definitely optimistic about the opportunities for growth with CCEP.

So in closing, here are just a few key takeaways. First, and as you’ve heard from all three of us, significant progress has been made in forming CCEP. This is the right step for our companies, it’s the right step for our business, it’s the right time to do this and it’s all about improving our outlook for growth in the future. And finally, we do remain on track to close the transaction at the end of the second quarter. We also believe that this will absolutely happen with the focus of all three businesses on making sure this is on track.

And finally, as we move forward, teams from each of our companies are working, not only to ensure a successful launch and improve our growth outlook and to develop business plans that will enable us to grow share owner value but importantly, to manage our businesses successfully in 2016. So net, we are very excited about the future for CCEP, we appreciate the opportunity to talk with you a little bit about it today and we’d now be happy to take any questions that you might have. Thank you.

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Coca-Cola Enterprises, Inc.	CCE	Consumer Analysts Group of New York Investor Conference	Feb. 18, 2016
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QUESTION AND ANSWER SECTION

<Q>: Hey, guys. Thanks. Damian, this is mostly for you but really, for everybody. We as investors see how CCE is operated under John Brock, and very much shareholder focused, primary. And there’s this perception almost that it’s shareholders even above the Coca-Cola Company sometimes. So very shareholder focused. Can you talk a little bit about how that philosophy might or might not change or if the perception is in fact not right when it goes into CCEP? About that in particular and any other aspect of the business, but that shareholder friendliness, number one. And then second question, again about CCEP is with transactions there’s often a disruption when one transacts. Can you tell us about any hurdles or things we should look out for when from a – for Iberia and for CC AG, particularly in terms of disruption as you guys take them in-house? Thanks.

<A – Damian Gammell – Coca-Cola Enterprises, Inc.>: So on the shareholder value, it won’t change. In my last role with Efes and previous to that with CCI, I absolutely operate the same philosophy as John and CCE did which is the shareholder’s a number one priority for management. So that won’t change. Interestingly in CCEP the Coca-Cola Company will be a shareholder. So they should be happy with that philosophy as well, so that won’t change.

On disruption, I think one of the benefits of the CCEP integration is that it’s putting together three very independent units. So unlike in-country mergers which I’ve done before which tend to be more complicated because you are actually integrating at a much more operational level. In this merger we’re putting together three big companies with no geographic overlap. So the potential for disruption is minimized dramatically by that. And as John mentioned, and Nik mentioned, we have spent a lot of time – and the good thing is we put our best people on managing this integration.

So it’s been a great opportunity to give a lot of our great talent from Germany, Iberia and CCE the chance to help us form CCEP, minimize disruption. And actually I feel a lot – on the other side, there’s a lot more energy and optimism coming out of this because it provides a great future for Iberia and Germany. Which obviously, or smaller operations – although Germany was in the Coca-Cola Company, I worked there. It was always a question about what was going to happen to Germany. And now that’s gone away. So that should create a positive momentum.

<A – John Brock – Coca-Cola Enterprises, Inc.>: Let me add just one comment. I totally agree with what Damian said in terms of share owner value which I think is absolutely the case going forward. One of the things that’s going to help us drive that I think in an even more concerted fashion is the fact that we’ve got stronger strategic alignment with the Coca-Cola Company than we’ve ever had. We’re very excited that they’ve got an 18% ownership stake. You know, we had that once upon a time in in CCE and now we’re going back to that; I think that’s really a good thing for us.

And the other is you heard in Damian’s talk we have a number of areas, for example, this new incidence pricing model where we are really strategically aligned. So as we look to the future, I think there are a whole host of areas where the system will benefit. But as a result, because of this strategic alignment, share owners will benefit at the same time. So I think it’s a win-win across the board.

<A – Thor Erickson – Coca-Cola Enterprises, Inc.>: John, right there.

<Q>: Thanks. This is also for Damian. Damian, given your experience having worked in Germany. A lot of times we look at company-owned bottlers getting spun out and we sort of worry, okay, did the concentrate company maybe have different motivations in terms of generating that top line growth. So the question on Germany is sort of two directions. One, is there anything there as you look at this and say, okay here’s what Coke’s been doing differently running this bottling franchise

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than we will do differently? And then secondly, is there anything that’s creating that growth in Germany from a positive standpoint that’s leveragable across your portfolio? We know that the UK retailer situation is different, but maybe on the continent or something like that where you say okay, here’s something that Germany is doing to get growth in this environment that we can leverage in the old CCE territories. Thanks.

<A – Damian Gammell – Coca-Cola Enterprises, Inc.>: Yeah. Obviously I spent the first two years of my career in Germany pulling all the bottlers together. At that stage there was 28 bottlers, and then we integrated, and then I had the privilege to run that business for nearly five years. So I think Germany has come through quite an epic journey from that period to today. And in that period, it’s generated sustainable growth in terms of revenue, volume, and as you’ve seen from the numbers released, also profitable. Also, it’s been part of BIG, [ph] one big area (41:45) which I’m sure a lot of you know, so a lot of the core bottling value creation principles that we would adapt already exist in Germany.

And I think of all the CBOs that I looked at during my career, I think because of the scale of Germany and also because it was run by a number of very good local family bottlers and independent bottlers – there was a lot of great things in Germany already. It was just that there was fragmentation and we had to get it together. And that’s really what’s happened. And I think the other lesson that we’ve got from Germany is sustainability is strategy. I think there’s been a lot of focus on the same areas for the last five years or six years, and that’s paying out.

To the second part of the question, I think clearly, Germany has been very successful with the discounter format over the last three or four years. I think that’s something that we’re certainly going to leverage across Iberia and back into CCE. There’s also some good front-end technology solutions that we’re putting together with our solution in CCE to create a better breed of sales force automation tool. And there’s probably a list of 20 areas or 30 areas that the teams are sharing. I mean, what is exciting is when we have these integration meetings and then you kind of go to dinner where you get the real story and you’re sitting around, people are sharing a lot of great ideas from CCE, Iberia and Germany. And the good thing is for us, a lot of them aren’t overlapping. They are just areas that we can steal. I mean, Spain’s a great example of on-premise execution that I think both Germany and CCE would aspire to. I think the cost base and supply chain in CCE is something that both Iberia and Germany would aspire to. So there’s lots of examples of learning, not just out of Germany, but out of the three entities.

<A – Thor Erickson – Coca-Cola Enterprises, Inc.>: Let’s go there with [ph] Bryan (43:31).

<Q>: Hi. Question about coolers. And if you look at Germany and Spain, I guess relative to CCE, is there an opportunity to expand coolers? And if my recollection is right, in Germany in particular, at one point, their immediate consumption almost didn’t exist. And Coca-Cola Company had gone through a pretty significant investment in trying to expand immediate consumption. So if you could talk about that as an opportunity, both in Germany and Spain.

<A – Damian Gammell – Coca-Cola Enterprises, Inc.>: Is it me again?

<A – John Brock – Coca-Cola Enterprises, Inc.>: Absolutely.

<A – Damian Gammell – Coca-Cola Enterprises, Inc.>: Okay.

<A – John Brock – Coca-Cola Enterprises, Inc.>: You go first, and then I’ll add something to that.

<A – Nik Jhangiani – Coca-Cola Enterprises, Inc.>: It’s your show.

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<A – Damian Gammell – Coca-Cola Enterprises, Inc.>: Okay. So as we talked about, clearly, cold drink availability is a big part of the plan going forward. I mean, I think there’s some, as I’ve gone into the CCE markets and looked, I think there’s a couple of interesting perspectives. I think in some markets, like GB, a lot of cooler space is customer owned. Even in on-premise key accounts they’ve got a level of sophistication that hasn’t really come to Germany or Spain yet. So when you look at absolute Coke cooler numbers I think you’ve also got to look at our space in customer coolers; and certainly in GB that’s a bigger part of the market than it probably is in Germany and in Iberia. We are very focused on immediate consumption across all the markets. So our capital plans will support that but also I think the big learning from Germany and out of CC has been the pack segmentation around 250 ml can, providing smaller pack sizes in immediate consumption, not just in grocery.

And in Spain, we’ll also look again at the role of the glass bottle, because that’s a big part of their business. And in some of our markets in Europe it’s not playing as big a role and we’ve got an opportunity to ask ourselves what’s really the difference. So I don’t think there’s anything that different in the approach in Germany. I think one issue for Germany, it started off a lower base because if you remember, the government brought in a deposit legislation in Germany back in, I think, it was 2004 or 2005 which effectively wiped out cans as a pack in Germany. So that dramatically, in one go changed the pack mix. That’s now come back in so you’ve seen cans playing a much bigger role in Germany in the last three years to four years.

So the growth level of immediate consumption in Germany looks higher but it’s off a lower base. That’s part of the issue.

<A – John Brock – Coca-Cola Enterprises, Inc.>: Just to add to that, we really have a pretty aggressive plan for putting incrementally more coolers into the market across all of our businesses, so that’s I think, a very positive thing. And the other thing I’d emphasize is what Damian really said, the exchange of best practices here is absolutely remarkable. Everybody’s doing a lot of really good things but what’s so exciting is that we’re beginning to recognize those places where truly, best practices exist. Whether it’s small packages, whether it’s a whole cooler approach, whether it’s supply chain, and making sure that our work streams who are looking at integrating are taking the best of the best and putting it together as opposed to taking the worst and doing it. And it’s working. So I think you’re going to see some pretty substantial benefits across the whole of the business as we take these best practices and make sure they’re put in each place.

<A – Damian Gammell – Coca-Cola Enterprises, Inc.>: I think just one important point to note is that the energy is as much around revenue growth best practice as it is about cost and efficiency. So I think we’re very focused on how do we leverage the talent to grow the top line as much as we can leverage best practices to take out costs and drive productivity. So there’s equal if not even more energy around the top line because long term we see that as the biggest driver of value.

<A – John Brock – Coca-Cola Enterprises, Inc.>: And the fact that the Coca-Cola Company is driving revenue has made just again, a sea change of difference in terms of our alignment with them, which harkens back to that earlier question. We are absolutely aligned. It’s all about driving revenue; not about driving volume. And the discussions that are taking place between our teams, our respective teams, they’re totally different than they’ve been in the past and that is a remarkably good thing.

<A – Thor Erickson – Coca-Cola Enterprises, Inc.>: Come here with [ph] Judy (47:47).

<Q>: Thank you. So a couple of questions. One for Nik. As we think about the investments that you’re making as we take the gross synergy numbers and add it to the net synergy number, can you talk about the phasing of that investment? Is it more upfront loaded? And how quickly could those investments really generate top line acceleration?

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<A – Nik Jhangiani – Coca-Cola Enterprises, Inc.>: Sure. So we’re obviously working through a much more bottoms-up right now as we’re building out our plans and building in the synergies. But remember there were two elements offered. There was what we call the in-flight synergies which were predominantly the biggest chunk of that was coming from Germany and a lot of that is what is being put into place as we speak. So I think you’ll see that come through partly in 2016, but more in 2017, and then a little bit in 2018.

If we look at the combo synergies piece, I would say right now our best estimate is that it will probably be about a third a year. Right? Starting with a small bid in 2016, as we actually form and start trying to capture some of those. One of the areas that we’re pushing forward with very aggressively, for instance, is on procurement because there’s a big opportunity there both on the indirect side and on the direct side perhaps with CCEAG and with CCIP.

So rough – hard to give to you an exact piece, but I would say on the in-flight stuff, you’ll see that a little more front loaded when you look at the three years. And then when you look at the combo right now, best estimate is probably kind of evenly split over the three, with more of the procurement elements coming in earlier than some of the other supply chain and G&A pieces.

<Q>: And are there any incremental marketing investments that are more upfront loaded as you think about opportunities to grow top line?

<A – Nik Jhangiani – Coca-Cola Enterprises, Inc.>: No. No.

<Q>: Okay. And then the second question is just really understanding the competitive dynamics a little bit more in GB and I think there’s been some concern about the market share situation there. So if you could just talk about the competitive dynamics and efforts to perhaps improve the market share performance there beyond just the category being challenged.

<A – John Brock – Coca-Cola Enterprises, Inc.>: Yeah. The situation in GB is one where we’ve said for a long time, we’d like to see a somewhat more rational competitive environment, but frankly, I guess it was about 18 months ago, we finally said it is what it is and we’re going to put our plans in place accordingly. And that’s what we’ve done. And while I think it’s fair to say we’re never happy with any kind of market share loss, we’ve had a situation in GB where we’ve put together a plan that we thought was the right plan for CCE given the competitive dynamics that were in play at the time. And that’s been the case. I think as we look to the future, honestly, we are committed to getting market share stabilized and growing again. But we’re also committed to doing it in a way that makes sense from an operating income standpoint. You can add some perspective to that if you want to, but that’s...

<A – Damian Gammell – Coca-Cola Enterprises, Inc.>: Well, I think two initiatives this year that kind of bring that to life that you’ll see big in GB, continued focus and even bigger around Coke Zero. I mean if you look at our share opportunely, that’s a key area where we’re underperforming versus our expectations. And secondly, the Euros. Again, GB’s a big football country, and you’ve got Wales and England participating. So that gives us another platform for growth that we didn’t have last year. So I think we’re very excited about both of those programs.

<A – John Brock – Coca-Cola Enterprises, Inc.>: And we’ll continue to do differentiated packages, too. As Damian said, you’re going to see a lot more small packages and differentiated packages, because we’re, again, all about transactions here and making sure the consumers have the right package at the right time at the right place as opposed to simply selling 1.5 liter or 1.75 liter packages.

<A – Thor Erickson – Coca-Cola Enterprises, Inc.>: Come over there to [ph] Bill (52:04), please.

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<Q>: Hey, do you guys have a sense for what hard discount or market share is in the CCEP territories and if there’s a broader strategy to deeper penetrate this faster-moving channel?

<A – John Brock – Coca-Cola Enterprises, Inc.>: Was the question CCEAG?

<Q>: No. No. I meant broadly across the pro forma company. Because it’s big in Germany, it’s getting bigger in the U.K. I think there’s pockets in Spain, right?

<A – Damian Gammell – Coca-Cola Enterprises, Inc.>: Yeah. I can’t give the exact number for Spain. I know in Germany, of the grocery retail markets, it’s about 40%. It’s definitely low in Spain, but it’s growing. It’s growing everywhere. I think winning with those customers is the paramount importance and we are winning with them. We’re growing faster with most of those customers than we are with some of the others. So it’s a priority. They’re also opening up to a lot more innovation, so on pack sizes, formats.

So from certainly when I first engaged with them, it was like a one or two SKU opportunity. I think if you look at some of the retailers in Germany now, they’re carrying 8 to 12 and more SKUs; they’re carrying immediate consumption now, which was again a big breakthrough in terms of their proposition. So as John mentioned, I think Germany has had a lot of success as has CCE, and we’ll continue to work across each of them to make sure we keep winning.

<A – John Brock – Coca-Cola Enterprises, Inc.>: Yeah. If you look over the last couple of years in CCE territories, the growth that we’ve had, and obviously it’s been a challenging growth period, but the growth we’ve had when you look incrementally has basically come through either digital or discounters or small baskets, in many cases in convenience stores. But hard discounters has been about a third of that. And I think the exciting part is the Germans, frankly, are world class in how to deal with hard discounters. And as Damian just said, they’ve got the highest market share in Europe, substantially so.

And so when you think about that, we’ve had a reasonable level of success with hard discounters in CCE, but nothing like the Germans have. We are with them in most of the markets, but not all. So there’s some huge opportunities there as we take the learning and the experience that Germany has and apply it across the rest of our markets, including Spain.

<Q>: Can you do that in acceptable growth margins, I mean just given some of the price gaps, especially in Germany?

<A – John Brock – Coca-Cola Enterprises, Inc.>: Categorically, yes.

<A – Damian Gammell – Coca-Cola Enterprises, Inc.>: Absolutely.

<A – John Brock – Coca-Cola Enterprises, Inc.>: Absolutely. Because the cost to serve is so different.

<A – Damian Gammell – Coca-Cola Enterprises, Inc.>: I mean they’re ultra-efficient operators, and they drive that efficiency back into the supply network which we benefit from, so absolutely.

<A – Thor Erickson – Coca-Cola Enterprises, Inc.>: Let’s go to [ph] Steve (54:49) right there.

<Q>: Thanks. As you offer the consumer more choice and start to drive growth more with Zero and stills and energy as opposed to Red and Silver, what – how much of the growth is net additive versus cannibalistic?

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<A – John Brock – Coca-Cola Enterprises, Inc.>: Yeah. There’s no easy answer to that question. You know our view is we want to drive the packages and the products the consumers prefer. We have had a huge push and we’re going to have an even greater push, as Damian just said, behind Coke Zero. We think it is a major source of growth. Frankly, we’d like to see most of that growth come at the expense of the rest of the market, from competitors. And that’s certainly the way we’ve planned to do it from a positioning standpoint working hand-in-hand with the Coca-Cola Company. I don’t think we have a really good fix; obviously we do a lot of brand replacement and pantry replacement studies and try to figure out what’s cannibalistic and what’s not. But honestly, we think if we really focus on those products that consumers prefer, in the end we’re going to win.

<Q>: If we look at what you’ve done with glacéau for example, this year, or in the recent past do you have any analytics as to where that growth was sourced from?

<A – John Brock – Coca-Cola Enterprises, Inc.>: Are you talking about GB?

<Q>: Yup. Sorry. That was loud. I’m talking to John, but I can’t see him.

<A – John Brock – Coca-Cola Enterprises, Inc.>: Yeah. Well, we can hear you. We don’t have a huge amount of growth in glacéau. So exactly where it’s come from I don’t know but that’s an area that we’d like to figure out a way, candidly, to do better. Yeah, and I think as we look at the product portfolio we have again, as Damian said there’s some areas that are untapped and that’s one of them. We haven’t really figured out with the Coca-Cola Company how to really win in that category to the degree that we’d like to and I think you’re going to see us giving it more emphasis in days to come. But no, I don’t know where the...

<A – Damian Gammell – Coca-Cola Enterprises, Inc.>: Well, I think if you’re looking at our smartwater growth, glacéau smartwater in GB which has been a huge success. That’s really source multiple targets for premium, and mainly premium from waters. So that’s been a net-net gain for us. Just to come back to Coke Classic. I mean Coke Classic is growing in a lot of pack formats. And as we continue to innovate around 250 ml and smaller PET we’re seeing that brand continue to grow. It’s really in the larger pack formats that we’re seeing switching into Coke Zero or other formats. So I think it’s important when we talk about regular Coke or Coke Classic that we don’t bundle it too much into just one. There’s lots of areas where it’s growing and there’s lots of channels where it’s growing.

<A – John Brock – Coca-Cola Enterprises, Inc.>: Yeah. And let me just say, I misunderstood the question. I thought you were talking about the regular glacéau product. This has been a huge success in GB. It’s now the number five water and growing all the time so as Damian said, it’s also very profitable and again, you’ve heard me say before we’ve been very selective about entering the water business because it is so challenging from a profitability standpoint.

But this product in GB and then Chaudfontaine in Belgium are both brands that are principally immediate consumption and as a result, have substantial profitability. We do need to figure out how to capitalize on that in other markets. I mean we are well aware of the fact that we’re not in water, really in any degree in Holland or in France or in Scandinavia, and we really need to figure out how to do that and it’s on our list of things to do, but we’ve also got to do it profitably. We have no interest in just being in the commodity water business.

<A – Thor Erickson – Coca-Cola Enterprises, Inc.>: Okay. [ph] Robert (58:38)?

<Q>: Great. You guys were somewhat of a test case, I guess for Coca-Cola’s new one brand marketing strategy and so I’m wondering if you could talk a little bit about the impact of that strategy that you saw in Europe, both in terms of the top line and how that impacted the marketing of the brand and its success in the marketplace as well as any impact on the cost side.

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<A – Damian Gammell – Coca-Cola Enterprises, Inc.>: I think it’s, we’ve – the company has tried a couple of variants, one in Spain and another one in GB that were similar strategies, slightly differently executed. I think you’ll probably hear from – a lot more about that tomorrow from James, but clearly, it’s allowed a couple of benefits on the clarity for the consumer, for our sales, the sales force, and then also on the cost side, it allows you to get a lot more productivity out of your marketing investment. So clearly, there are some benefits.

It’s probably still early days to look at the long-term impact of that strategy because it’s not in the market that long, but as you’ve heard from the Karma campaign, there’s been enough learning and enough confidence from the trials out of Europe and other markets to push that strategy even further. And I think we’ll really see that one-brand strategy coming to life in 2016 through the Karma program. Then I think we’ll get a much better impact or effect on the consumer. But overall, it’s a positive move, as we see it.

Unverified Participant

Okay. We’ve run out of time in this room. We’ll move over to the breakout. Please join me in thanking CCE for coming in today.

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Forward-Looking Statements

This communication may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from The Coca-Cola Company’s (“KO”), Coca-Cola Enterprises, Inc.’s (“CCE”) or Coca-Cola European Partners Limited’s (“CCEP”) historical experience and their respective present expectations or projections, including expectations or projections with respect to the transaction. These risks include, but are not limited to, obesity concerns; water scarcity and poor quality; evolving consumer preferences; increased competition and capabilities in the marketplace; product safety and quality concerns; perceived negative health consequences of certain ingredients, such as non-nutritive sweeteners and biotechnology-derived substances, and of other substances present in their beverage products or packaging materials; increased demand for food products and decreased agricultural productivity; changes in the retail landscape or the loss of key retail or foodservice customers; an inability to expand operations in emerging or developing markets; fluctuations in foreign currency exchange rates; interest rate increases; an inability to maintain good relationships with their partners; a deterioration in their partners’ financial condition; increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters; increased or new indirect taxes in the United States or in other tax jurisdictions; increased cost, disruption of supply or shortage of energy or fuels; increased cost, disruption of supply or shortage of ingredients, other raw materials or packaging materials; changes in laws and regulations relating to beverage containers and packaging; significant additional labeling or warning requirements or limitations on the availability of their respective products; an inability to protect their respective information systems against service interruption, misappropriation of data or breaches of security; unfavorable general economic or political conditions in the United States, Europe or elsewhere; litigation or legal proceedings; adverse weather conditions; climate change; damage to their respective brand images and corporate reputation from negative publicity, even if unwarranted, related to product safety or quality, human and workplace rights, obesity or other issues; changes in, or failure to comply with, the laws and regulations applicable to their respective products or business operations; changes in accounting standards; an inability to achieve their respective overall long-term growth objectives; deterioration of global credit market conditions; default by or failure of one or more of their respective counterparty financial institutions; an inability to timely implement their previously announced actions to reinvigorate growth, or to realize the economic benefits they anticipate from these actions; failure to realize a significant portion of the anticipated benefits of their respective strategic relationships, including (without limitation) KO’s relationship with Keurig Green Mountain, Inc. and Monster Beverage Corporation; an inability to renew collective bargaining agreements on satisfactory terms, or they or their respective partners experience strikes, work stoppages or labor unrest; future impairment charges; multi-employer plan withdrawal liabilities in the future; an inability to successfully manage the possible negative consequences of their respective productivity initiatives; global or regional catastrophic events; risks and uncertainties relating to the transaction, including the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, which could result in additional demands on KO’s or CCEP’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns, the possibility that certain assumptions with respect to CCEP or the transaction could prove to be inaccurate, the failure to receive, delays in the receipt of, or unacceptable or burdensome conditions imposed in connection with, all required regulatory approvals and the satisfaction of the closing conditions to the transaction, the potential failure to retain key employees of CCE, Coca-Cola Iberian Partners, S.A.’s (“CCIP”) or Coca-Cola Erfrischungsgetränke AG (“CCEAG”) as a result of the proposed transaction or during integration of the businesses and disruptions resulting from the proposed transaction, making it more difficult to maintain business relationships; and other risks discussed in KO’s and CCE’s filings with the Securities and Exchange Commission (the “SEC”), including their respective Annual Reports on Form 10-K for the year ended December 31, 2014, subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which filings are available from the SEC, and the registration statement on Form F-4, file number 333-208556, that includes a preliminary proxy statement of CCE and a preliminary prospectus of CCEP, which was filed with the SEC by CCEP. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. None of KO, CCE, CCIP or CCEP undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. None of KO, CCE, CCIP or CCEP assumes responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of their respective public statements may prove to be incorrect.

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Important Additional Information and Where to Find It

CCEP has filed with the SEC a registration statement on Form F-4, file number 333-208556, that includes a preliminary proxy statement of CCE and a preliminary prospectus of CCEP. The registration statement has not been declared effective by the SEC and the information in the preliminary proxy statement/prospectus is not complete and may be changed. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to CCE’s stockholders in connection with the proposed transaction.

INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain a copy of the proxy statement/prospectus (when available) and other related documents filed by KO, CCE or CCEP with the SEC regarding the proposed transaction as well as other filings containing information, free of charge, through the website maintained by the SEC at www.sec.gov, by directing a request to KO’s Investor Relations department at (404) 676-2121, or to CCE’s Investor Relations department at (678) 260-3110, Attn: Thor Erickson – Investor Relations. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, from KO’s website at www.coca-colacompany.com under the heading “Investors” and CCE’s website at www.cokecce.com under the heading “Investors.”

Neither the contents of KO’s website nor the contents of any other website accessible from hyperlinks on KO’s website is incorporated into, or forms part of, this communication.

Participants in Solicitation

KO, CCE and CCEP and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger is set forth in the preliminary proxy statement/prospectus filed with the SEC. You can find information about KO’s and CCE’s directors and executive officers in their respective definitive proxy statements filed with the SEC on March 12, 2015, and March 11, 2015, respectively. You can obtain free copies of these documents from KO and CCE, respectively, using the contact information above. Information regarding CCEP’s directors and executive officers is available in the preliminary proxy statement/prospectus filed with the SEC.